August 23, 2010

By Facsimile to 312-516-3217

Brian D. Free, Esq.
Chapman and Cutler LLP
111 West Monroe Street
Chicago, Illinois 60603

      Re: First Trust High Income Long/Short Fund ("Fund")
         <u>File Nos. 811-22442, 333-168186</u>

Dear Mr. Free:

   We have reviewed the registration statement on Form N-2 filed July 16, 2010, on behalf of the Fund to register an initial offering of common shares.   Based on our review, we have the following comments.

<u>General</u>

  1. Please identify and briefly compare other funds with a similar "long/short" investment strategy that invest principally in high-yield corporate debt.

  2. A considerable amount of numerical and other information required to be included in the prospectus and SAI have been omitted and should be added by pre-effective amendment.

  3. We believe that Rule 35d-1 applies to funds with the term "high yield" in their name and, consequently, the Fund is subject to the 80% investment requirement set forth in the Rule.   Accordingly, please change the Fund's name or its investment policies, as appropriate, to conform with the Rule.

<u>Prospectus</u>

  4. *Cover Page* - Please condense and simplify the summary information regarding the Fund's investment strategy and leverage program to more fully comply with the plain English requirements set forth in Rules 421(d)(1) and (2) under the Securities Act. Please also assure that the foregoing and other information that is not required to be included on the cover page does not impede understanding of the required information. <u>See</u> Item 1.2 of Form N-2.

5. *Cover Page* - We are not familiar with the Bank of America Merrill Lynch U.S. High Yield Master II Constrained Index ("Index") referred to in the discussion of the Fund's investment strategy. Please briefly describe the Index here. Please also provide a more detailed description of the Index at an appropriate location later in the prospectus – including, for example, its inception date, the extent to which it is widely known and used, the number of issuers or issues it comprises, and the basis for concluding that it is appropriate to use the Index in selecting portfolio securities for the Fund or as a comparative indicator. See also Comment 11 below.

.

6. *Cover Page* - The cover page states that the Fund may not be able to fully implement its investment strategy because of certain unspecified regulations on short selling activities. Please provide more detailed information about the regulations in question at an appropriate location later in the prospectus. Further in this regard, please explain in general terms how and the extent to which it is expected these regulations might impact the Fund's investment strategy.

7. *Cover Page* - Please add a prominent statement and cross reference to the effect that the Fund's investments are considered to be speculative. See Item 1.1.j. of Form N-2.

8. *Price Table* - Please revise the table as necessary to comply fully with Item 1.1.g. of Form N-2. It would appear, for example, that the information in the line item with the caption "estimated offering costs" should be moved to a footnote and the information in footnotes 2 and 3 should be rearranged as needed for consistency. See Instr. 2 and 6 of Item 1.1.g.

9. *Price Table* - In separate EDGAR correspondence, please cite applicable precedent for the different kinds of compensation identified in footnote 3 to the price table to be paid qualifying underwriters as a sales incentive or structuring fees, or, alternatively, some other kind of additional compensation. See also Comment 14 below.

10. *Investment Objective and Policies* - The discussion of the Fund's principal strategies relating to derivatives, at page 1, needs to be revised substantially to disclose the following, among other things, in greater particularity: the principal types of derivatives to be used by the Fund, how those investments will be managed, and the amount invested in the derivatives strategy. See letter dated July 30, 2010, from Barry D. Miller, Division of Investment Management, to Karrie McMillan, Investment Company Institute re "Derivatives-Related Disclosures by Investment Companies."

11. *Investment Objectives and Policies* - The prospectus states, at page 2, that the Fund's investments in securities rated below "B-" by S& P or Fitch's, or securities of a comparable quality or rating, will generally be limited to an amount that is no more than 5% above their approximate weighting in the Index. Please provide more detailed information to clearly and fully explain what this statement means. Please disclose, for example, the specific number or amount which represents the "approximate weighting" of these securities in the Index.

12. Summary of Fund Expenses - At page 17, please delete the phrase "and related footnotes" from the second sentence of the introduction to the fee table and add "for the current fiscal year" at the end of the sentence. Please also delete the words "are based on estimated amounts for the Fund's first full year of operations and" from footnote 4.

13. The Fund's Investments - The prospectus states, at page 20 under the heading "Portfolio Construction," that the Sub-Advisor screens some 250 to 350 issuers, but focuses on approximately 120 to 160 issuers constituting a "core," or "model," portfolio. Please expand this section to disclose the approximate number of issuers the Fund is expected to own at any time and the extent to which the Fund's portfolio is expected to coincide with the model portfolio.

14. Underwriting - The section entitled "Underwriting – Other Relationships" needs to be revised substantially to fully and clearly describe, and differentiate among, the "up-front fee," "structuring fees," "incentive fees," and various other types of compensation the Advisor and Sub-Advisor will pay different persons, some of whom are not identified, as well as the underwriters and certain qualifying underwriters. The description of the Fund's underwriting arrangements and related compensation currently provided by the prospectus is much too general and vague.

*   *   *

Please respond to our comments in a pre-effective amendment to the registration statement. Comments relating to a specific location in the prospectus should be deemed to apply to all similar disclosure elsewhere in the prospectus and other parts of the registration statement.

Where no change will be made in the amended registration in response to a comment, please so indicate in a cover letter or separate correspondence that accompanies the filing and briefly state the basis for your position.

Notwithstanding our comments, at the time the Fund requests acceleration of the effective date of the registration statement, it should furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We should also advise you that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing, including information provided in response to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. If all comments on the registration statement have been resolved, we will act on the request and grant acceleration of the effective date, pursuant to delegated authority.

Please call me at (202) 551-6968 with any questions or concerns regarding these matters you wish to discuss.

Sincerely yours,

H.R. Hallock, Jr.
Senior Counsel